

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 10, 2022

Britton Worthen
Chief Legal Officer
Nikola Corp
4141 E Broadway Road
Phoenix, Arizona 85040

      Re: Nikola Corp
          Registration Statement on Form S-3
          Filed November 3, 2022
          File No. 333-268139

Dear Britton Worthen:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Gregory Herbers at 202-551-8028 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Manufacturing

cc: Gabriella Lombardi